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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SUMMIT AMERICA TELEVISION, INC.

(Name of Issuer)

COMMON STOCK $.0025 PAR VALUE

(Title of Class of Securities)

825066 30 1

(Cusip Number)

DOUGLAS P. QUAY, ESQ.
GLANKLER BROWN, PLLC
ONE COMMERCE SQUARE, 17th FLOOR
MEMPHIS, TN 38103-2566
(901) 525-1322

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

OCTOBER 16, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 825066 30 1			Page 2 of 17

1.	Name of Reporting Person: HERITAGE FUND ADVISORS, LLC		I.R.S. Identification Nos. of above persons (entities only): EIN: 01-0554899

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 3,266,850

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 1,425,013

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,266,850

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.4%

14.	Type of Reporting Person (See Instructions): IA

CUSIP No. 825066 30 1			Page 3 of 17

1.	Name of Reporting Person: HERITAGE CAPITAL ADVISORS, LLC		I.R.S. Identification Nos. of above persons (entities only): EIN: 58-2664932

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 3,266,850

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 1,425,013

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,266,850

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.4%

14.	Type of Reporting Person (See Instructions): HC, OO

CUSIP No. 825066 30 1			Page 4 of 17

1.	Name of Reporting Person: JOHN F. RAY		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 25,232

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 25,232

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 25,232

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.1%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 825066 30 1			Page 5 of 17

1.	Name of Reporting Person: Glenn M. and Ronda J. Caudill		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 407,587

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 407,587

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 407,587

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.9%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 825066 30 1			Page 6 of 17

1.	Name of Reporting Person: Laura J. Ashton		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 65,300

		9.	Sole Dispositive Power: 65,300

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 65,300

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.1%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 825066 30 1			Page 7 of 17

1.	Name of Reporting Person: W. Charles Warner		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 500,000

		9.	Sole Dispositive Power: 500,000

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 500,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 1.1%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 825066 30 1			Page 8 of 17

1.	Name of Reporting Person: Robert M. Goodfriend		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 342,000

		9.	Sole Dispositive Power: 342,000

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 342,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.8%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 825066 30 1			Page 9 of 17

1.	Name of Reporting Person: Bernard L. Porter		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 214,700

		9.	Sole Dispositive Power: 214,700

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 214,700

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.5%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 825066 30 1			Page 10 of 17

1.	Name of Reporting Person: Joe A. Hicks		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 156,250

		9.	Sole Dispositive Power: 156,250

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 156,250

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.4%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 825066 30 1			Page 11 of 17

1.	Name of Reporting Person: Fred Culbreath		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 156,000

		9.	Sole Dispositive Power: 156,000

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 156,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.4%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 825066 30 1	13D	Page 12 of 17 Pages

ITEM 1. SECURITY AND ISSUER.

     This filing relates to the acquisition of shares of the common stock (the “Common Stock”) of Summit America Television, Inc., a Tennessee corporation (the “Issuer”) whose principal executive offices are located at 400 Fifth Avenue South, Suite 205, Naples, Florida 34102.

ITEM 2. IDENTITY AND BACKGROUND.

     This Schedule 13D is filed jointly by (i) Heritage Fund Advisors, LLC, a Georgia limited liability company registered as an investment advisor under the laws of the State of Georgia (“HFA”); (ii) Heritage Capital Advisors, LLC, a Georgia limited liability company, and the sole member of HFA and an affiliated financial services company (“HCA”); (iii) John F. Ray, an individual resident of Georgia and United States citizen and a director and President of HFA and HCA (HFA, HCA and John F. Ray are collectively referred to herein as the “Heritage Reporting Persons”); (iv) Glenn M. and Ronda J. Caudill, a married couple residing in Utah, (v) Laura J. Ashton, an adult daughter of the Caudills residing in Utah; (v) W. Charles Warner, an individual residing in Tennessee; (vi) Robert M. Goodfriend, an individual residing in Tennessee; (vii) Fred Culbreath, an individual residing in Tennessee; (viii) Bernard L. Porter, an individual residing in Ohio; and (ix) Joe A. Hicks, an individual residing in Tennessee (the Caudills, Ms. Ashton, and Messrs. Warner, Goodfriend, Culbreath, Porter and Hicks are collectively referred to herein as the “Proxy Grantors”) (the Heritage Reporting Persons and the Proxy Grantors are collectively referred to herein as the “Reporting Persons”).

     None of the Reporting Persons has been convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors) nor have any of the Reporting Persons, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The business address of each of the Heritage Reporting Persons is 3384 Peachtree Road, N.E., Suite 300, Atlanta, Georgia 30326.

     For information required by instruction C to Schedule 13D with respect to each of the executive officers and directors of HFA and HCA (collectively, the “Covered Persons”) and each of the Proxy Grantors, reference is made to Schedule A annexed hereto and incorporated herein by reference.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Of the total number of shares of Common Stock to which this Schedule 13D relates, HFA may be deemed to be the beneficial owner of an aggregate of 1,841,837 shares of Common Stock directly owned by the Proxy Grantors (the “HFA Proxy Shares”) and as to which the Proxy Grantors have executed revocable proxies appointing HFA as proxy and attorney-in-fact to vote such shares at any meeting of the shareholders of the Issuer occurring prior to the first anniversary of the date such proxy was granted.

CUSIP No. 825066 30 1	13D	Page 13 of 17 Pages

     Of the total number of shares of Common Stock to which this Schedule 13D relates, 1,425,013 shares (“HFA Shares”) are directly owned by clients of HFA for whom HFA acts as an investment advisor. The HFA Shares were acquired from the funds of such clients, with respect to which HFA has discretionary investment authority. Of the 1,425,013 shares of Common Stock constituting the HFA Shares, 25,232 shares are directly owned by John F. Ray (the “Ray Shares”). The Ray Shares were acquired with the personal funds of Mr. Ray. The HFA Proxy Shares and the HFA Shares are collectively referred to herein as the “Heritage Shares.”

     The shares of Common Stock beneficially owned by each of the Covered Persons and each of the Proxy Grantors (as described under Item 5) were acquired with the personal funds of such person.

ITEM 4. PURPOSE OF TRANSACTION.

     Item 4 to Schedule 13D is amended as follows:

     The following paragraph is added:

“The Reporting Persons may discuss with the executive officers and the Board of Directors a restriction on any further awarding of stock options to the executive officers and Directors, the adoption of a code of ethics applicable to the executive officers and the Board of Directors and other matters.”

     The fifth paragraph in Item 4 to Schedule 13D is amended by inserting the phrase “1,841,837 shares” in place of “972,887 shares.”

ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER.

Beneficial Ownership of Common Stock by the Heritage Reporting Persons

     The percentage of shares of Common Stock reported owned by the Reporting Persons is based upon 44,103,385 shares of Common Stock outstanding as of August 12, 2003, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission for its fiscal quarter ended June 30, 2003.

     The 1,425,013 HFA Shares constitute approximately 3.2% of the shares of Common Stock outstanding. The 1,841,837 HFA Proxy Shares constitute approximately 4.2% of the shares of Common Stock outstanding. HFA has the power to vote 1,841,837 Shares pursuant to revocable proxies granted by the Proxy Grantors. HFA has shared voting power with respect to the 1,425,013 HFA Shares, and is thus deemed to be the beneficial owner of the HFA Shares. The HFA Shares are directly owned by clients of HFA for whom HFA acts as an investment advisor. HFA shares voting power with respect to the HFA Shares with the respective direct owners of the HFA Shares. The clients of HFA directly owning the HFA Shares have the right to receive, or to direct the receipt of, dividends from, or the proceeds from the sale of, the HFA

CUSIP No. 825066 30 1	13D	Page 14 of 17 Pages

Shares. As the sole member HFA, HCA may be deemed to be the beneficial owner of the Heritage Shares, which constitute 7.4% of the shares of Common Stock outstanding. There is no controlling member of HCA.

Beneficial Ownership of Common Stock by the Proxy Grantors

     Glenn M. Caudill has executed a revocable proxy appointing HFA as proxy and attorney-in-fact to vote the 302,466 shares of Common Stock held by Mr. Caudill and with respect to which Mr. Caudill otherwise has sole voting and investment power. In addition, Mr. Caudill may be deemed to beneficially own an additional 105,121 shares of Common Stock held by his wife individually.

     Ronda J. Caudill has executed a revocable proxy appointing HFA as proxy and attorney-in-fact to vote the 105,121 shares of Common Stock held by Mrs. Caudill and with respect to which Mrs. Caudill otherwise has sole voting and investment power. In addition, Mrs. Caudill may be deemed to beneficially own the shares of Common Stock held by her husband individually.

     Laura J. Ashton has executed a revocable proxy appointing HFA as proxy and attorney-in-fact to vote the 65,300 shares of Common Stock held by Ms. Ashton and with respect to which Ms. Ashton otherwise has sole voting and investment power.

     W.     Charles Warner has executed a revocable proxy appointing HFA as proxy and attorney-in-fact to vote the 500,000 shares of Common Stock held by Mr. Warner and with respect to which Mr. Warner otherwise has sole voting and investment power.

     Robert M. Goodfriend has executed a revocable proxy appointing HFA as proxy and attorney-in-fact to vote the 342,000 shares of Common Stock held by Mr. Goodfriend and with respect to which Mr. Goodfriend otherwise has sole voting and investment power.

     Bernard L. Porter has executed a revocable proxy appointing HFA as proxy and attorney-in-fact to vote the 214,700 shares of Common Stock held by Mr. Porter and with respect to which Mr. Porter otherwise has sole voting and investment power.

     Joe A. Hicks has executed a revocable proxy appointing HFA as proxy and attorney-in-fact to vote the 156,250 shares of Common Stock held by Mr. Hicks and with respect to which Mr. Hicks otherwise has sole voting and investment power.

     Fred Culbreath has executed a revocable proxy appointing HFA as proxy and attorney-in-fact to vote the 156,000 shares of Common Stock held by Mr. Culbreath and with respect to which Mr. Culbreath otherwise has sole voting and investment power.

CUSIP No. 825066 30 1	13D	Page 15 of 17 Pages

Beneficial Ownership of Common Stock by the Covered Persons

     Henry L. Brenner, a director and Chairman of HCA and a director and Vice President of HFA, directly owns 19,226 shares of Common Stock over which HFA has investment authority and which are part of the HFA Shares.

     J. Wesley Grace, a director, Secretary and Treasurer of HCA and HFA, beneficially owns 100 shares of Common Stock held in the IRA account of Mr. Grace as to which Mr. Grace acts as custodian and has sole voting and dispositive power. Mr. Grace may be deemed to own 50 shares of Common Stock beneficially owned by Mr. Grace’s wife in the IRA account of Mrs. Grace.

     The shares of Common Stock which are beneficially owned by the Covered Persons constitute, in the aggregate, less than 0.1% of the shares of Common Stock outstanding.

Recent Transactions in Common Stock Effected by Reporting Persons

     The table below provides certain information regarding each of the transactions in the Common Stock since August 28, 2003 by the Reporting Persons. To the knowledge of the Reporting Persons, none of the Covered Persons has effected any transactions in the Common Stock since August 28, 2003.

HERITAGE
REPORTING			ACQUIRED (A)		PRICE PER
PERSON	DATE	NUMBER OF SHARES	OR SOLD (S)		SHARE ($)

Henry L. Brenner	October 17, 2003	200	(S	)	$2.98
Henry L. Brenner	October 20, 2003	800	(S	)	$2.97

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Other than as described herein, there are no contracts, arrangements, understandings or relationships between any of the Reporting Persons, or, to the knowledge of the Reporting Persons, any of the Covered Persons, and any other person with respect to any securities of the Issuer. Each of the revocable proxies referred to in Item 4 is filed as an Exhibit to this Schedule 13D.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.	Description
1	Joint Filing Agreement
*2	Revocable Proxy executed by W. Charles Warner
*3	Revocable Proxy executed by Glenn M. Caudill
*4	Revocable Proxy executed by Ronda J. Caudill

CUSIP No. 825066 30 1	13D	Page 16 of 17 Pages

*5	Revocable Proxy executed by Laura J. Ashton
6	Revocable Proxy executed by Robert M. Goodfriend
7	Revocable Proxy executed by Bernard L. Porter
8	Revocable Proxy executed by Joe A. Hicks
9	Revocable Proxy executed by Fred Culbreath

*	Previously Filed

CUSIP No. 825066 30 1	13D	Page 17 of 17 Pages

SIGNATURES

     After reasonable inquiry and to the best of his, hers or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 27, 2003		HERITAGE FUND ADVISORS, LLC

	By:	Heritage Capital Advisors, LLC, sole member
	By:	/s/ John F. Ray

John F. Ray, President

Date: October 27, 2003		HERITAGE CAPITAL ADVISORS, LLC

	By:	/s/ John F. Ray

John F. Ray, President

Date: October 27, 2003		/s/ John F. Ray

John F. Ray

Date: October 27, 2003		/s/ W. Charles Warner

W. Charles Warner

Date: October 27, 2003		/s/ Glenn M. Caudill

Glenn M. Caudill

Date: October 27, 2003		/s/ Ronda J. Caudill

Ronda J. Caudill

Date: October 27, 2003		/s/ Laura J. Ashton

Laura J. Ashton

Date: October 27, 2003		/s/ Robert M. Goodfriend

Robert M. Goodfriend

Date: October 27, 2003		/s/ Bernard L. Porter

Bernard L. Porter

Date: October 27, 2003		/s/ Joe A. Hicks

Joe A. Hicks

Date: October 27, 2003		/s/ Fred Culbreath

Fred Culbreath

SCHEDULE A

     Information Regarding Covered Persons.

     Set forth below is the business address and present principal occupation or employment of each of the executive officers and directors of each of HFA and HCA, and the name, principal business and address of any corporation or other organization in which such employment is conducted. The principal employer of each such individual is HFA.

     Directors and Executive Officers of HFA:

-	John F. Ray, Director and President 3384 Peachtree Road, N.E., Suite 300 Atlanta, Georgia 30326

-	Henry L. Brenner, Director and Vice President 5100 Poplar Avenue, Suite 2121 Memphis, Tennessee 38137

-	J. Wesley Grace, Director, Secretary and Treasurer 5100 Poplar Avenue, Suite 2121 Memphis, Tennessee 38137

     Directors and Executive Officers of HCA:

-	John F. Ray, Director and President 3384 Peachtree Road, N.E., Suite 300 Atlanta, Georgia 30326

-	Henry L. Brenner, Director and Chairman 5100 Poplar Avenue, Suite 2121 Memphis, Tennessee 38137

-	J. Wesley Grace, Director, Secretary and Treasurer 5100 Poplar Avenue, Suite 2121 Memphis, Tennessee 38137

     Each of the Covered Persons is a citizen of the United States. To the knowledge of the Reporting Persons, during the last five years, none of the Covered Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

     Information Regarding Proxy Grantors.

     Set forth below is the name, principal occupation and address of each person who has delivered a proxy to HFA appointing HFA as proxy and attorney-in-fact to vote the shares of Common Stock held by such person at any meeting of the shareholders of the Issuer held during the one-year period following the date such proxy was granted. Each of the Proxy Grantors is a citizen of the United States.

W. Charles Warner, Financial Advisor Morgan Keegan and Co. 550 Main Avenue, Suite 825 Knoxville, Tennessee 37902

Glenn M. Caudill, Retired 976 N. Churchill Drive Salt Lake City, Utah 84103

Ronda J. Caudill, Retired 976 N. Churchill Drive Salt Lake City, Utah 84103

Laura J. Ashton, Accountant 976 N. Churchill Drive Salt Lake City, Utah 84103

Robert M. Goodfriend Chairman-Goody’s Family Clothing, Inc. 400 Goody’s Lane Knoxville, TN 37933-2000

Bernard L. Porter Chairman-Blaster Chemical Companies, Inc. 8500 Sweet Valley Drive Valley View, Ohio 44125

Joe A. Hicks, Private Investor 1616 Westgate Circle, Suite 200 Brentwood, Tennessee 37027

Fred Culbreath, Private Investor 160 Kirby Road Portland, Tennessee 37148